Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607
AT&T/BELLSOUTH MERGER
BUSINESS AND CONSUMER SALES FORCE MESSAGES
[For Reactive Use]
FINAL — March 5, 2006
The merger of AT&T and BellSouth combines two solid, very well-run companies with complementary strengths to create a more efficient, effective and capable provider of wireless, video, broadband and data services for consumers and businesses.
•	The merger will improve operations at Cingular Wireless and drive the next evolution in wireless technology.

•	The new company will be more innovative, nimble and efficient, providing benefits to customers by combining the Cingular, BellSouth and AT&T networks into a single fully integrated wireless and wireline network offering a full range of advanced services.

•	As a result, the combined company will be better able to speed the convergence of new and improved services for consumers and businesses, and embrace the industry’s shift to Internet Protocol (IP) network-based technologies.

•	With AT&T’s leadership in deploying next-generation IPTV services, and BellSouth’s significant fiber deployment program, the merged company will bring IPTV to millions more Americans faster and more economically than BellSouth could have on its own, and that means much more effective competition for the local cable monopolies.

•	The merger also would give business and government customers, including military and national security agencies, a reliable U.S.-based provider of integrated, secure, high-quality and competitively priced services to meet their needs anywhere in the world.

•	Business customers in the southeastern United States and the rest of the country stand to benefit from the expertise and innovation of AT&T Labs and also from combining AT&T’s state-of-the-art national and international networks and advanced services with BellSouth’s local exchange and broadband distribution platforms and expertise.

•	The combined company will have greater financial, technical, research and development, network and marketing resources to better serve consumers and large-business customers, and will accelerate the introduction of new and improved product and service sets for those customers.

This merger is, in part, a direct product of dramatic technological and competitive forces sweeping through the industry.
•	Communications is a competitive free-for-all today and will be so tomorrow. The United States has an abundance of competitors, large and small. Cable companies are signing up millions of telephone customers. VoIP providers had a break-out year in 2005, tripling the number of subscribers. Many non-traditional players — including E-Bay and Google — are competing for consumer and business customers.

•	The merger will have no negative impact on existing competition, since neither AT&T nor BellSouth today compete against one another in the wireless, local or long-distance voice, broadband or enterprise markets.

•	Numerous firms, including other long-distance carriers, system integrators, CLECs, and hardware vendors provide substantial, dynamic competition to meet every business demand, whether it is local, regional, national, or global.
The combination of AT&T and BellSouth will enhance innovation, investment and competition for businesses large and small.
•	The merged company will be a financially stable U.S. firm that can offer large corporate and government customers a full suite of best-in-class telecommunications services, across technologies and across the globe.

•	This transaction combines AT&T’s state-of-the-art national and international networks and advanced services with BellSouth’s local exchange and broadband distribution platforms and expertise.

•	Medium and large companies want more sophisticated telecom systems, customized and managed to their specifications. Meeting those needs requires world-class telecom facilities and skill sets, and significant investment in even faster, more integrated and more cost-efficient products and services.

•	Supplementing BellSouth’s consumer base with AT&T’s strong base of enterprise customers will allow the company to provide the most competitive prices for all customers -— consumers and businesses alike. Enterprise customers are like “anchor tenants.” The volume of their traffic on the network will lower the high fixed network costs that must be recovered from other customers, thus promoting universal service.
Your sales and service contacts remain the same, as does our commitment to providing you with outstanding service.
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Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties and outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov ). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com ) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s

Web site (www.bellsouth.com ) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.